UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission File Number: 001-42016

Neo-Concept International Group Holdings Ltd

(Registrant’s Name)

10/F, Seaview Centre

No.139-141 Hoi Bun Road

Kwun Tong

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Effective August 18, 2026 (the “Effective Date”), Ms. Eva Yuk Yin Siu (“Ms. Siu”) resigned as an executive director, Chairlady of the Board and Chief Executive Officer of Neo-Concept International Group Holdings Ltd (the “Company”). The resignation of Ms. Siu was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Effective on the Effective Date, Ms. Josephine Yan Yeung (“Ms. Yeung”) resigned as an independent director, Chairlady of the Compensation Committee, and member of the Audit Committee and the Nominating and Corporate Governance Committee of the Board of the Company. The resignation of Ms. Yeung was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

The Company has appointed Mr. Jiang Pengfei ("Mr. Jiang") as Chairman of the Board and Chief Executive Officer of the Company, effective on the Effective Date. Mr. Jiang has been serving as a director of the Company since December 16, 2025. Biographical information regarding Mr. Jiang is incorporated herein by reference to the Company's Current Report on Form 6-K filed on December 16, 2025 and Annual Report on Form 20-F for the year ended December 31, 2025 filed on April 30, 2026.

The Company has appointed Mr. Liao Shuangwen (“Mr. Liao”) as an executive director of the Company, effective on the Effective Date.

The Company has appointed Mr. Zheng Tian (“Mr. Zheng”) as an independent director, and as Chairman of the Compensation Committee, a member of the Audit Committee and a member of the Nominating and Corporate Governance Committee of the Board, effective on the Effective Date. The Board determined that Mr. Zheng qualifies as an independent director in accordance with the published listing requirements of The Nasdaq Stock Market LLC.

Biographical Information

Mr. Liao Shuangwen, aged 42, has over 19 years of experience in financial investment, fund management and asset allocation. From 2013 to 2025, Mr. Liao founded Guangzhou Suifu Investment Co., Ltd. and Shenzhen Qianhai Lefu Investment Management Co., Ltd. Since 2016, he has also served as the Strategy Director of Private Funds at Huizhou Hengchangtong Investment Management Co., Ltd., where he is responsible for the design and issuance of private fund products and formulation of investment strategies, and managing the investment and research team. From 2008 to 2013, Mr. Liao held various positions at investment companies, accumulating extensive experience in stock investment, bond investment and asset allocation. From 2006 to 2007, Mr. Liao served as a statistical specialist at Panyu District Statistics Bureau. Mr. Liao holds a bachelor’s degree in Finance from Nankai University (upgraded from college, 2019–2023) and a college diploma in International Trade from Guangzhou University (2003–2006). He possesses the Securities Qualification Certificate and Fund Qualification Certificate.

Mr. Zheng Tian, aged 33, was born in August 1993 in Guangdong, China. Mr. Zheng is a business consultant and brand marketing strategist with expertise in building corporate empowerment systems and performance-driven business academies. Since April 2022, Mr. Zheng has served as the founder of Guangzhou Fu Baba Consulting Management Co., Ltd., where he focuses on constructing integrated business empowerment platforms that connect talent development, marketing execution and revenue growth. From 2021 onwards, Mr. Zheng has provided strategic advisory services to a number of enterprises, including Zhuhai Yisijia Technology Co., Ltd., Shangdao International Health Industry Group, Jihuimei International Biotechnology, Guangzhou Deyikang Health Technology Co., Ltd., Guangzhou Siyue Health Technology Co., Ltd. and Jin Ziyue (Guangzhou) Pharmaceutical Biotechnology Co., Ltd. Mr. Zheng obtained his degree from Xinghai Conservatory of Music, Guangzhou.

Mr. Liao has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Mr. Liao had, or will have, a direct or indirect material interest.

Mr. Zheng has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Mr. Zheng had, or will have, a direct or indirect material interest.

Incorporation by Reference

The contents of this Report on Form 6-K are hereby incorporated by reference into the registration statements on Form F-3 (Registration No. 333-297635) and Form S-8 (Registration No. 333-296803) of Neo-Concept International Group Holdings Ltd and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or statements subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2026	Neo-Concept International Group Holdings Ltd

	By:	/s/ Pengfei Jiang
	Name:	Pengfei Jiang
	Title:	Chief Executive Officer, Chairman of the Board and Director

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